October 15, 2008

Linda Cvrkel, Branch Chief

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 3561

Washington, D.C. 20549-3561

RE:

U.S. Farms, Inc.

Your Letter of June 3, 2008

Form 10-KSB for the year ended December 31, 2007

Filed April 15, 2008

File No. 000-27487

Dear Ms. Cvrkel:

This correspondence is in response to your letter dated June 3, 2008 in reference to our filing of the Form 10-KSB for the year ended December 31, 2007 filed April 15, 2008 on the behalf of U.S. Farms, Inc., File No. 000-27487.

Cover

1.

The file number on the cover of your Form 10-KSB does not correspond with the file number that is appearing on Edgar for your Form 10-KSB submission. In future filings, please revise to include the correct Commission file number on the cover to the Form 10-KSB or advise.

Answer: We note the mistake and we will provide the correct Commission file number on the cover of any of our Forms.

Forward-Looking Statements, page 4

2.

We note your reference to the Private Securities Litigation Reform Act of 1995. In future filings, if you continue to be a penny stock issuer, please do not include references to the Act because it does not appear to apply to you or advise us why you think it does. In the alternative, revise to state that the safe-harbor provisions do not apply to you. Refer to Exchange Act Section 21E(b)(1)(C).

Answer: We will remove the reference to the Private Securities Litigation Reform Act of 1995 as a result of being a penny stock issuer.  Furthermore, we will add language indicating that the safe-harbor provisions do not apply to us.

Management’s Discussion & Analysis

Results of Operations for the years ended December 31, 2007 and 2006, page 15

3.

We not your disclosure that during 2007, you expanded operations through the acquisition of a nursery which was the foundation of the ANE business segment. Please tell us whether you accounted for this acquisition as the acquisition of assets, of a business, or otherwise. If you accounted for the acquisition as an acquisition of assets, please explain to us why you do not believe it meets the definition of a business as used in paragraph 9 of SFAS No. 141 and EITF 98-3. As part of your response include the nature of any employees, processes or customer relationships acquired. If you did consider this transaction an acquisition of a business, please revise to include the disclosures required by paragraphs 51-57 of SFAS No. 141.

Answer: The Company accounted for this transaction as an asset purchase pursuant to an asset purchase agreement entered into in 2007 between American Nursery Exchange, Inc., a wholly owned subsidiary of USFM, and Kurth Nurseries a private non-affiliated entity.  The assets acquired included plants (inventory) and several fixed assets.  No liabilities, employees, tradename, processes or customer relationships were acquired or assumed.  We will change the note to read that we acquired the assets of a nursery operation which was the foundation of the ANE business segment.

4.

We note that your results of operations section discusses revenue and gross profit by operating segment. In future filings, please revise your discussion to discuss and analyze net sales and cost of sales (rather than margins) separately for each segment. Because margins are impacted by both net sales and cost of sales, we believe a separate discussion of cost of sales results is appropriate, although you should continue to quantify margins to the extent you believe they are useful to investors.

Answer: The Company will revise in future filings.

Liquidity and Capital Resources, page 18

5.

Please revise future filings to disclose your expected capital expenditures amount for the subsequent fiscal year.

Answer: The Company will revise in future filings.

Critical Accounting Estimates, page 19

6.

Please consider revising future filings to include the determination of stock compensation expense as a critical accounting estimate. Your discussion should address the following areas:

•

Types of assumptions underlying the most significant and subjective estimates;

•

Sensitivity of those estimates to deviations of actual results from management’s assumptions; and

•

Circumstances that have resulted in revised assumptions in the past.

Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72)

Answer: The Company will revise in future filings.

Item 8A(T), Management’s Report on Internal Control Over Financial Reporting, page 25

7.

We note your disclosure that you have identified certain material weaknesses in your internal control over financial reporting. Please revise your MD&A section in future filings to include a detailed discussion of any material weakness, and quantification and analysis of associated uncertainties & trends related to a material weakness, as well as steps or procedures taken to remediate the weakness. See SEC Staff Speech by Dorsey and Hunsaker at the 2004 32nd Annual AICPA Conference.

Answer: The Company will revise in future filings.

Report of Independent Registered Public Accounting Firm, page F-2

8.

We note that the date of the independent auditors’ report is April 2, 2007. In light of the fact that the audit report indicates that it covers the year ended December 31, 2007, please revise to include an appropriately dated independent auditor’s report.

Answer: This was a typographical error, the report should have been dated April 2, 2008.

Statement of Operations, page F-4

9.

We note that in 2006 you recorded a $98,256 gain on extinguishment of debt. Please tell us the nature and terms of the debt extinguished and explain how you determined or calculated the amount of the gain recognized. Also, please tell us if the debt that was extinguished was held with a related party.

 Answer: The gain was not from a related party but rather a forgiveness of old trade debt.

Note 3, Summary of Significant Accounting Policies

Basic and Diluted Net Income Per Share, page F-9

10.

We note your disclosure of the amount of share equivalents included in diluted earnings per share. Please revise your disclosure in future filings to include securities that could potentially dilute EPS in the future, but which were not included in the calculation of diluted EPS because to do so would have been antidilutive for the periods presented. See paragraph 40 of SFAS No. 128.

Answer: The Company will revise in future filings.

Note 5, Property and Equipment, page F-13

11.

We note your disclosure that you capitalize crop costs incurred prior to the aloe crop being productive, which consists of expenditures related to the acquisition of pups and the labor and material to prepare the land. Please explain to us the nature of the acquisition of pups and why you believe the amount is appropriately capitalized. Also, please tell us how you determined that the appropriate useful life of these capitalized crop costs is five years.

Answer: We used accounting methodology similar to orchards and vineyards in accounting for our Aloe plants (crop) as these plants regenerate leaf (for produce) and continually create offspring (pups) during their productive lives.  The pups were purchased from an unrelated party in 2006.  In addition to the pup cost, costs associated with the planting of the crop (tilling, tractor, labor) and maintaining the crop to maturity (water, pesticides, maintenance, labor) are included though the date of first cut (harvest).  Based upon managements experience with Aloe plants and industry information, the useful life of an aloe plant is approximately 5 to 7 years.  We believe the initial costs associated with bringing these assets to a productive state should be capitalized.

Note 7, Convertible Debentures and Promissory Notes, page F-13

12.

We note that you have issued several convertible debentures. For each convertible debenture, please tell us, and disclose in the notes to financial statements in future filings, the nature and terms of the conversion features on each of these debentures. Also, tell us how you analyzed each issuance of convertible debentures for the existence of a beneficial conversion feature at the time of issuance. See EITF 98-5 and 00-27.

Answer: The Company will revise in future filings.

Note 8, Derivative Liability (Warrants), page F-14

13.

We note that during 2007 you entered into a private placement in which shares of stock and warrants were issued for cash. We also note that you have recorded a derivative liability for the fair value of the warrant. Please explain to us why you believe it is appropriate to record a derivative liability for the fair value of these warrants. If the warrants are considered liabilities under SFAS No. 150, please explain to us, and disclose in future filings, the terms of the warrants that cause it to be classified as a liability. Also, please tell us if the $662,088 fair value of the warrants was the fair value at the time of issuance or as of December 31, 2007.

Answer: We calculated a derivative expense as the warrants were excersisable under market and subject to a black scholes calculation.

Note 9, Stockholder’s Deficit, page F-14

14.

We note your disclosure that you have created and authorized the issuance of up to 1,000,000 shares of Series B preferred stock, at $.001 par value, and as of December 31, 2007 there are 88,500 shares issued and outstanding. Please revise future filings to disclose the rights and privileges of the Series B preferred stock. See paragraph 4 of SFAS No. 129.

Answer:  The Company will revise in future filings.

15.

We note from the statements of stockholders’ equity (deficit) that during 2006 and 2007 you issued shares for the conversion of promissory notes and associated interest. For each of these transactions, please tell us the nature and amount of the original conversion terms of the debt, if any, and tell us whether the original conversion terms were the terms used in this conversion to common stock. If the original conversion terms of the debt were not used, please explain to us why not and tell us how you determined the conversion amount. Also, please ensure your response addresses your consideration of APB 26 and FTB 80-1, as applicable.

Answer:  We have provided a table (see Exhibit A attached) detailing each transaction for the 2006 and 2007 years whereby we issued shares for the conversion of promissory notes and associated interest.  Only four of the transactions which are highlighted in the table, were converted pursuant to the original conversion terms of the note.  As for the other notes that were not converted at the original conversion terms, we have included in the table a column indicating what the original conversion rate was and then another column indicating the actual conversion price used.  The actual conversion price used was the price the Company was actually selling stock at in private transactions.

 Those in the table labeled “straight note” were notes that did not originally have conversion features attached in the original note but the investors later agreed to convert the note, which we have also shown the conversion price in an appropriate column.

16.

We note from the Company’s consolidated statements of stockholders’ equity (deficit) that the Company has been involved in numerous non-cash transactions during the past two years in which shares of the Company’s common stock have been issued to employees and non-employees in exchange for services rendered. Please tell us and explain in the notes to your financial statements how you valued the shares issued and/or the related consideration received in each of these transactions. If the transactions were recorded based on the fair value of the shares issued, please explain how “fair value” was determined.

Answer:  The transactions were recorded based on fair value which was determined by the closing price of the Company’s stock on the date of issuance of the stock.

Note 11, Segment Information, page F-15

17.

We note your disclosure of segment financial information for each segment and in total. In future filings, please disclose the amount of assets by segment, and the reconciliation to the consolidated amount. See paragraph 27 and 32 of SFAS No. 131.

Answer: The Company will revise in future filings.

18.

We note from your disclosure on page 9 that your top10 customers accounted for 49% of your total revenue in 2007. To the extent that revenues from transactions with a single external customer amount to 10 percent or more of your revenues, for any period in which a statement of operations is presented, please disclose that fact, the total amount of revenues from each such customer, and the identity of the segment or segments reporting the revenues.

Answer: No individual customer accounted for 10% of revenues in any reporting period.

Note 12, Commitments and Contingencies

Legal Proceedings, page F-16

19.

We note that as of December 31, 2007 the company has several judgments against it. Please tell us, and disclose in future filings, whether these judgments have been accrued for in the balance sheet as of December 31, 2007.

Answer: All judgments are fully accrued in Accrued Expenses.  We will disclose this in future filings.

20.

We note that you have been in default on your $500,000 convertible debenture since September 2006. Based on Note 6, accrued interest and penalties remained unchanged at $158,199 from December 31, 2006 to December 31, 2007. Please tell us whether you have continued to accrue interest on this debt from the time of default and, if so, where such amounts are reflected in your financial statements.

Answer: The $158,199 included in Accounts Payable and Accrued Expenses is for the accrued Penalty and Interest associated with a pending matter before the IRS.  Based upon discussions with an outside CPA working with the IRS on our behalf, we believe that this amount is the best estimate of the associated penalties and interest regarding this matter. Interest on Notes and Debentures is included in the Accrued Interest line item.  Interest for this $500,000 has been accrued through 12/31/2007.

Leases, page F-16

21.

We note from your disclosures on page 10 that one or more of your operating leases may have escalation provisions. Please tell us, and disclose in future filings, whether you account for lease expense on a straight-line basis in accordance with paragraph 15 of SFAS 13. If not, please explain to us why not.

Answer: We did not amortize future rent increases (straight line application) pursuant to SFAS 13? We did not have to as the escalation increases were more unlikely than not to be realized.

22.

Please revise to disclose rent expense for each period for which an income statement is presented. Refer to paragraph 16c of SFAS 13.

Answer: $94,412 and $276,354

Note 14, Subsequent Events, page F-17

23.

We note that subsequent to December 31, 2007 you issue shares of common stock in exchange for services and for debt reduction. Please tell us and explain in the notes to your financial statements in future filings, how you valued the shares issued and/or the related consideration received in each of these transactions. If the transactions were recorded based on the fair value of the shares issued, please explain how “fair value” was determined.

Answer:  The transactions were recorded based on fair value which was determined by the closing price of the Company’s stock on the date of issuance of the stock.

Exhibits

24.

In future filings, please file the exhibits as separate documents within the Form 10-K submission. Refer to the EDGAR Filer Manual, available on our website at www.sec.gov.

Answer: The Company will correct in future filings.

Exhibit 31

25.

Please revise paragraph 2 so that it reads exactly as required in Item 601(b)(31) of Regulation S-B.

Answer: We are of the opinion that the officer on his certification may temporarily modify the content to eliminate paragraph 4(b) and the reference to internal control over financial reporting in the introductory language in paragraph 4 that refers to the certifying officer’s responsibility for establishing and maintaining internal control over financial reporting until a company is required to comply with the internal control audit requirement, which the Company is not currently required to do so.  We established this opinion based on reading the Sarbanes Oxley Deskbook and have included a cite to this information.  The Sarbanes-Oxley Deskbook, Vo. 1 by John T. Bostelman, Incorporating Releast #17, May 2008, §4.1.3, page 4-9[E][2] paragraphs 4(b and (d)).

26.

Please amend the certification to include paragraph 4(b) of the required certification or advise. If the amendment is solely to file the corrected certification, it may be done by filing an amendment to the filing that contains a cover page, an explanatory note, signature pages, and paragraphs 1,2,4 and 5 of the certifications. Refer to Release No. 33- 8238, available at www.sec.gov/rules/final/33-8238.htm.

Answer: Due to our response to comment #25 we do not believe it is necessary to include paragraph 4(b) in the certification by the Certifying Officer.

Signatures

27.

Please include the signatures of the principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors, all in their individual capacities. If a person acts in more than one capacity, please list each capacity in which that person acts. Refer to General Instructions C.2. to Form 10-KSB and Signatures, to Form 10-KSB.

Answer: In future filings we will add the title of “principal accounting officer” to that of our Chief Executive Officer who serves in multiple capacities for the Company.

In connection with the response to your comments, Diamond Information Institute, Inc. (the “Company”) acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in filings;

•

Staff Comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that our response addresses all of your concerns.  If you have any additional questions, please do not hesitate to contact the undersigned at 858-488-7775 or our counsel at 619-704-1310.

Sincerely,

/s/ Yan Skwara

Yan Skwara

President

U.S. Farms, Inc.

Cc:

Donald J. Stoecklein, Esq.

Stoecklein Law Group

EXHIBIT A

Date of note	Maturity	Date of Conv	Holder	Shares	Int. rate	Principal converted	Int. converted	Note conv. Price	Conv. Price
1/3/1999	2/3/2000	6/20/2006	David Long	138,420	8%	18,000	9,684	1.00	0.20
1/3/1999	1/3/2000	6/20/2006	Laurie Barnes	251,613	12%	28,200	9,290	1.00	0.15
4/14/2004	4/14/2005	7/31/2006	Steve Pasloski	52,530	12%	9,000	1,453	Straight note	0.20
5/7/2004	5/7/2005	7/31/2006	Steve Pasloski	11,619	12%	5,000	798	Straight note	0.20
3/16/2005	3/16/2006	7/31/2006	Steve Pasloski	11,618	12%	5,000	798	Straight note	0.50
8/27/2003	8/27/2004	11/28/2006	Gerald Lucas	82,543	10%	10,000	6,426	50% -closing bid price	0.20
3/6/2006	3/6/2006	11/28/2006	Joe Kostka	4,474	10%	1,000	159	Straight note	0.26
6/21/2005	6/21/2006	12/4/2006	Russel Kner	58,850	12%	10,000	1,171	Straight note	0.20
8/22/2003	8/22/2004	12/4/2006	Merli Cross	107,921	12%	14,000	7,476	50% -closing bid price	0.20
8/14/2005	8/14/2006	12/4/2006	John Hoolihan	4,010	18%	500	298	Straight note	0.20
9/27/2006	10/27/2009	12/20/2006	Edward Weiczorek	46,230	12%	20,250	507	0.45	0.20
			2006 Total	769,828

3/7/2005	3/7/2006	1/1/2007	Gary Johnson	60,617	12%	10,000	2,072	Straight note	0.20
10/13/1999	10/13/200	1/1/2007	Bamboo Tseng	47,393	8%	6,000	3,479	1.00	0.20
9/13/2004	9/13/2005	1/29/2007	Erick McCreight	25,787	12%	5,000	1,446	Straight note	0.25
12/7/1999	12/7/2000	4/26/2007	Allen McKellips	153,536	8%	24,000	14,384	1.00	0.25
9/18/2002	9/18/2003	4/26/2007	Hallmark Inc.	184,050	8%	25,000	20,858	1.00	0.25
3/21/2001	3/21/2002	4/26/2007	Hallmark Inc.	223,722	8%	25,000	30,707	1.00	0.25
5/13/1999	5/13/2000	5/3/2007	Sonny Ho	13,177	8%	10,000	1,294	1.00	0.25
3/18/2005	3/18/2006	5/3/2007	Melvin Chazen	41,200	12%	10,000	259	Straight note	0.25
2/27/2007	3/27/2007	5/3/2007	James Horalek	40,867	12%	10,000	176	0.25	0.25
6/11/1999	6/11/2000	5/3/2007	Daniel Tran	7,688	8%	1,914	1,914	1.00	0.25
1/11/2007	1/11/2008	5/3/2007	Edward Weiczorek	46,680	12%	20,250	709	0.45	0.45
2/21/2007	2/21/2008	5/3/2007	Joseph Male	20,473	12%	5,000	98	0.25	0.25

6/9/2005	6/9/2006	5/7/2007	Dexter Allen	147,880	12%	30,000	6,822	Straight note	0.25
2/21/2006	2/21/2007	5/7/2007	Dexter Allen	4,587	12%	1,000	142	Straight note	0.25
5/14/2004	5/14/2005	5/7/2007	Dexter Allen	109,013	12%	20,000	7,253	Straight note	0.25
1/11/2005	1/11/2006	5/25/2007	Jeff Martin	5,675	12%	-	1,413	Straight note	0.25
5/1/2003	5/1/2004	5/30/2007	Harlan Youngflesh	34,637	8%	5,000	3,625	50% -closing bid price	0.25
8/14/2003	8/14/2004	5/30/2007	Harlan Youngflesh	16,801	8%	2,500	1,683	50% -closing bid price	0.25
4/8/2005	4/8/2006	5/30/2007	Harlan Youngflesh	24,517	12%	2,500	3,605	Straight note	0.25
8/7/2000	8/7/2001	5/30/2007	Dan Curran	12,396	8%	2,000	1,087	1.00	0.25
12/15/2000	12/15/2001	6/19/2007	Michael Prus	93,778	18%	-	23,351	0.15	0.25
12/20/2001	12/20/2002	6/20/2007	Michael Prus	45,567	18%	-	11,346	0.12	0.25
4/25/2001	4/25/2002	6/21/2007	Michael Prus	44,304	18%	-	11,032	0.12	0.25
4/18/2000	4/18/2001	10/9/2007	CRI Lighting	15,983	8%	4,000	1,392	0.15	0.40
10/22/2007	10/22/2008	10/22/2007	Alan Klitenic	25,000	12%	10,000	-	0.40	0.40
5/13/1999	5/13/1999	5/3/2008	Victor Gabourel	31,072	8%	-	7,737	1.00	0.25
			2007 Total	1,476,400